SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2015
WASH, D.C. 201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOR VIEW ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 A1A North, Suite 200
(No. and Street)

Ponte Vedra Beach, FLORIDA 32082
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAROLYN MATHIS 904-834-4289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ENNIS PELLUM & ASSOCIATES, CPAs
(Name – *if individual, state last, first, middle name*)

5150 Belfort Rd S. Bldg. 600 Jacksonville, FL 32256
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

15049861

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16
JW

OATH OR AFFIRMATION

I, CAROLYN MATHIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOR VIEW ADVISORS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LORI JEAN ADAMS
MY COMMISSION # EE 068369
EXPIRES: April 10, 2015
Bonded Thru Notary Public Underwriters

Lori Jean Adams 3/2/15
Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR VIEW ADVISORS, LLC

REPORT PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

CONTENTS

ENNIS PELLUM & ASSOCIATES, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Harbor View Advisors, LLC
Ponte Vedra Beach, Florida

We have audited the accompanying statement of financial condition of Harbor View Advisors, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital per Uniform Net Capital Rule 15c3-1 and the Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 (Supplemental Information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital per Uniform Net Capital Rule 15c3-1 and the Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ennis Pellum & Associates P.A.
Jacksonville, Florida
March 2, 2015

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com

Harbor View Advisors, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
CASH AND CASH EQUIVALENTS	$	104,058
ACCOUNTS RECEIVABLE FROM CUSTOMERS		40,275
PREPAID EXPENSES		15,856
FIXED ASSETS, NET		218,897
	$	379,086
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	15,126
Deferred lease payable		5,890
LEASE COMMITMENT (NOTE 5)		
MEMBER's EQUITY		358,070
	$	379,086

The accompanying notes are an integral part of these financial statements

Harbor View Advisors, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE		
Interest Income	$	49
Reimbursed Expenses		32,795
Services		3,540,480
Total revenue		3,573,324
EXPENSES		
Advertising and promotion		3,216
Computer and internet expenses		70,235
Conference fees		6,463
Dues and subscriptions		1,099
Depreciation		23,587
Guaranteed Payments		2,077,156
Insurance		2,398
Meals and entertainment		32,552
Other general and administrative		36,502
Professional fees		34,970
Regulatory expense		13,416
Rent (Note 5)		98,970
Salaries and related costs		850,655
Telephone		12,130
Travel		82,497
Total expenses		3,345,846
NET INCOME	$	227,478

The accompanying notes are an integral part of these financial statements

Harbor View Advisors, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Beginning capital as of January 1, 2014	$	177,342
Capital withdrawals		(46,850)
Capital contributions		100
Net income		227,478
Member's equity as of December 31, 2014	$	358,070

The accompanying notes are an integral part of these financial statements

Harbor View Advisors, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	227,478
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		23,587
Changes in operating assets and liabilities:		
Accounts receivable		48,379
Prepaid expenses		(10,566)
Accounts payable and accrued liabilities		5,187
Deferred lease payable		5,890
Total adjustments		72,477
Net cash provided by operating activities		299,955
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(238,203)
Net cash used in investing activities		(238,203)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawals		(46,850)
Capital contributions		100
Net cash used in financing activities		(46,750)
NET INCREASE IN CASH AND CASH EQUIVALENTS		15,002
CASH AT BEGINNING OF YEAR		89,056
CASH AT END OF YEAR	$	104,058

The accompanying notes are an integral part of these financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Harbor View Advisors, LLC (the "Company") is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2014. Accordingly, management has not recorded an allowance for doubtful accounts as of December 31, 2014.

Receivables from three customers accounted for approximately 89% of total accounts receivable at December 31, 2014.

Revenue Recognition

The Company recognizes its revenue as services are provided and collection is reasonably assured. Revenue from three customers accounted for approximately 74% of total revenue for the year ended December 31, 2014.

Advertising and Promotion

Advertising and promotion costs are charged to operations as incurred. For the year ended December 31, 2014, advertising and promotion expense totaled $3,216.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The company does not have any tax examinations in process and believes it is not subject to examination for years prior to 2011.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years for software, furniture and equipment and the shorter of the life of the asset or the expected term of the lease for leasehold improvements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2014, the Company's "Net Capital" was $83,042 which exceeded the requirements by $78,042 and the ratio of "Aggregate Indebtedness" to "Net Capital" was .2531 to 1.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 consisted of the following:

Furniture and Equipment	$	137,112
Leasehold Improvements		101,526
Software		4,004
Less accumulated depreciation		(23,745)
		218,897

Depreciation expense amounted to $23,587 for the year ended December 31, 2014.

NOTE 4. RELATED PARTY TRANSACTIONS

Harbor View Innovation Center, LLC was formed in 2013 and is related through common ownership by the Member's partners. For the year ended December 31, 2014, the Company paid the expenses of this entity totaling $83,841, which relate to salary for an employee attributed to Harbor View Innovation Center, LLC.

The Partners and Principal of Harbor View Advisors obtained a 40% interest in Antisyn in 2014. Antisyn provides outsourced IT Services to Harbor View Advisors. For the Year Ending 12/31/14, Harbor View Advisors made payment to Antisyn totaling $11,352 for services and payment to Antisyn totaling $4,004 for software. Antisyn paid Harbor View Advisors $652 for travel expense reimbursement.

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Ponte Vedra, Florida, expiring February 2019.

The approximate future minimum rentals under the lease for the years subsequent to December 31, 2014 are as follows:

2015	$ 104,681
2016	104,681
2017	104,681
2018	104,681
2019	26,170
	$ 444,894

Rent expense for the office facilities amounted to $98,970 for the year ended December 31, 2014.

SUPPLEMENTARY INFORMATION

Harbor View Advisors, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2014

CREDITS		
Member's equity	$	358,070
DEBITS		
Accounts receivable		40,275
Property and equipment		218,897
Prepaid Expenses		15,856
Total debits		275,028
NET CAPITAL		83,042
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $21,015		5,000
EXCESS NET CAPITAL	$	78,042
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		25.31 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	21,015

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

Harbor View Advisors, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2014

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

HARBOR
VIEW
ADVISORS

January 12, 2015

Ennis Pellum & Assoicates
Attn: Anna Brosche
5150 Belfort Road South, Bldg. 600
Jacksonville, FL 32256

Dear Anna:

Harbor View Advisors, LLC (HVA) is a limited broker-dealer, specializing in mergers and acquisitions, who does not directly handle customer funds or securities, duties associated with a clearing broker or dealer. Harbor View Advisors, LLC is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC. In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, HVA performs an annual audit and files "Report Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934" with the SEC. On that report HVA claims exemption to Rule 15c3-3 based on exemption k(2)(i), which is noted below.

(k) Exemptions.
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Harbor View Advisors, LLC".

The nature of the business of Harbor View Advisors, LLC qualifies for this exemption.
Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and HVA does not maintain customer accounts. Therefore, Harbor View Advisors, LLC has met the identified exemption provisions throughout the recent fiscal year without exception.

Sincerely,

James Philip
Chief Compliance Officer

822 A1A North | Suite 200 | Ponte Vedra, FL 32082 | Phone: 904.285.4278

www.HarborViewAdvisors.com

ENNIS PELLUM & ASSOCIATES, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Harbor View Advisors, LLC
Ponte Vedra Beach, Florida

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Harbor View Advisors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions" and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ennis Pellum & Associates P.A.
Jacksonville, Florida
March 2, 2015

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com

ENNIS PELLUM & ASSOCIATES, CPAs

To the Member of
Harbor View Advisors, LLC
Jacksonville, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Harbor View Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on bank statements noting no differences as to amounts remitted; however, the check was dated and mailed February 24, 2015, and had not cleared the bank as of the date of this report;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Noted no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ennis Pellum & Associates, P.A.

Jacksonville, Florida
March 2, 2015

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com